

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2022

Brian Markison
Chief Executive Officer
RVL Pharmaceuticals plc
400 Crossing Boulevard
Bridgewater, N.J. 08807

  Re: RVL Pharmaceuticals plc
    Registration Statement on Form S-3
    Filed August 19, 2022
    File No. 333-266984

Dear Mr. Markison:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jane Park at 202-551-7439 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: William Michener, Esq.